ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

Columbia Funds Series Trust I

Columbia Global Technology Growth Fund

Effective July 7, 2014, the Fund made certain changes to its principal investment strategies. The Fund’s principal investment strategies were updated to reflect the current and expected future global positioning of the Fund. Such revised policies are described in a supplement, dated May 7, 2014, to the Fund’s prospectus and summary prospectus filed with the Securities and Exchange Commission on May 5, 2014 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-14-181301), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.